SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 1)

                           NASB Financial, Inc.
                            (Name of Issuer)

                COMMON STOCK, PAR VALUE $0.15 PER SHARE
                     (Title of Class of Securities)


                               124794108
                             (CUSIP Number)


                            David H. Hancock
                        12498 South 71 Highway
                         Grandview, MO  64030
        (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                            FEBRUARY 3, 2000
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box [  ] .

CUSIP NO. 628968109

1     Name of Reporting Person
      SS or IRS Identification Number of Person

          David H. Hancock
          ###-##-####

2     Check the Appropriate Box if a Member of a Group
          (a) [  ]  (b) [  ]

3     SEC Use Only

4     Source of Funds
          Personal Funds

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e):   [  ]

6     Citizenship or Place of Organization
          United States Citizen

7     Sole Voting Power
          4,104,025 Shares

8     Shared Voting Power
          -0-

9     Sole Dispositive Power
          4,104,025 Shares

10    Shared Dispositive Power
          -0-

11    Aggregate Amount Beneficially Owned by Each Reporting Person
          3,994,073 Shares
            109,952 Option to acquire shares

12 Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares   [X]

13    Percent of Class Represented by Amount in Row (11)
          45.4%

14    Type of Reporting Person
          IN

ITEM 1.  SECURITY AND ISSUER

     This statement relates to NASB Financial, Inc. (the
"Company"), common stock, par value $0.15 per share. The principle and executive offices of NASB are located at 12498 S. 71 Highway, Grandview, MO 64030.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is David H. Hancock. Mr. Hancock's business address is 12498 South 71 Highway, Grandview, MO 64030. Mr. Hancock's present occupation is Chairman and Chief Executive Officer of NASB Financial, Inc. and its wholly-owned subsidiary, North American Savings Bank, F.S.B., 12498 South 71 Highway, Grandview, MO 64030.

     Mr. Hancock, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hancock is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As of this date, Mr. Hancock owns 3,994,073 shares of stock and an option to acquire 109,952 additional shares. Of the shares he currently owns, 153,848 shares of authorized but previously unissued shares were purchased from the Company under a stock option agreement. 2,750,000 of authorized but previously unissued shares were acquired directly from the Company on February 15, 1990. The remaining 1,090,225 were acquired in various open-market transactions.

     The funds used by Mr. Hancock to purchase the stock have come from Mr. Hancock's personal funds.


ITEM 4. PURPOSE OF TRANSACTION

     Mr. Hancock has acquired the stock for investment purposes, and may or may not acquire additional stock for investment.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

     Mr. Hancock owns 3,994,073 shares of stock and an option to acquire 109,952 additional shares, which represent approximately
45.4% of the outstanding stock of NASB Financial, Inc.

     Mr. Hancock has the sole power to vote and dispose of 4,104,025 of these shares and options.

     During the last 60 days, Mr. Hancock has purchased shares of authorized but previously unissued stock from the Company in accordance with a stock option agreement as follows:  153,848 shares on February 3, 2000, at $5.875 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Hancock is the Chairman and Chief Executive Officer of
NASB Financial, Inc. and its wholly-owned subsidiary, North
American Savings Bank, F.S.B.  He currently owned 45.4% of the
Company's outstanding stock.

     Mr. Hancock has an outstanding option to acquire 109,952 shares of the Company's stock in accordance with a stock option agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

  /s/ David H. Hancock
  --------------------
  David H. Hancock
  2/18/2000